FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Capitalization and Indebtedness as of March 31, 2026

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, originally filed with the SEC on December 19, 2024, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on August 29, 2025 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 22, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a U. S. GAAP basis, the consolidated capitalization and indebtedness of Nomura Holdings, Inc. (“Nomura” or “NHI”) as of March 31, 2026. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2026.

Millions of yen
As of March 31, 2026
Short-term borrowings	¥1,752,669
Long-term borrowings	15,544,956
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares as of March 31, 2026
Issued - 3,088,562,601 shares as of March 31, 2026
Outstanding - 2,901,337,224 shares as of March 31, 2026	594,493
Additional paid-in capital	706,261
Retained earnings	2,013,986
Accumulated other comprehensive income	548,221

Total NHI shareholders’ equity before treasury stock	3,862,961
Common stock held in treasury, at cost - 187,225,377 shares as of March 31, 2026	(155,093)

Total NHI shareholders’ equity	3,707,868
Noncontrolling interests	147,047

Total equity	3,854,915

Total capitalization and indebtedness	¥21,152,540

Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding was ¥5,222,432 million as of March 31, 2026.